NO ACT

DC

P.E
10-15-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF



07085503

November 30, 2007

John Schuster
Cahill Gordon & Reindel LLP
Eighty Pine Street
New York, NY 10005-1702

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/30/2007

Re: Beazer Homes USA, Inc.
Incoming letter dated October 15, 2007

Dear Mr. Schuster:

This is in response to your letter dated October 15, 2007 concerning the shareholder proposal submitted to Beazer Homes USA by the Indiana State District Council of Laborers and HOD Carriers Pension Fund. We also have received a letter from the proponent dated November 9, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael J. Short
Secretary – Treasurer
Indiana State District Council of Laborers
and HOD Carriers Pension Fund
P.O. Box 1587
Terre Haute, IN 47808-1587

CAHILL GORDON & REINDEL LLP
EIGHTY PINE STREET
NEW YORK, N.Y. 10005-1702

TELEPHONE: (212) 701-3000
FACSIMILE: (212) 269-5420

1990 K STREET, N.W.
WASHINGTON, D.C. 20006-1181
(202) 862-8900
FAX: (202) 862-8958

AUGUSTINE HOUSE
6A AUSTIN FRIARS
LONDON, ENGLAND EC2N 2HA
(011) 44.20.7920.9800
FAX: (011) 44.20.7920.9825

WRITER'S DIRECT NUMBER
(212) 701-3000

October 15, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Beazer—Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), on behalf of our client, Beazer Homes USA, Inc., a Delaware corporation (the "Company"), we are writing to inform you that the Company hereby gives notice of its intention to omit from its proxy statement and form of proxy (together, the "Proxy Statement"), pursuant to Rules 14a-8(i)(5) and 14a-8(i)(7) under the Act, a proposal (together with the statement in support thereof, the "Proposal") from the Indiana State District Council of Laborers and HOD Carriers Pension Fund (the "Proponent") for action at the Company's upcoming Annual Meeting of stockholders to be held in 2008 (the "Annual Meeting"). The Company hereby respectfully requests confirmation by the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Company's Proxy Statement for the reasons set forth herein.

In accordance with Rule 14a-8(j) under the Act, we hereby enclose six copies of this letter and six copies of the following:

1. a letter dated August 29, 2007 from Michael J. Short, Secretary-Treasurer of the Proponent (Exhibit A-1); and

2. a letter dated August 30, 2007 from Linda L. Lockwood, Senior Vice President of U.S. Bank, indicating that the Proponent has been the beneficial owner of at least $2,000 in market value of voting securities of the Company at least one year prior to the receipt of the Proposal (Exhibit A-2).

In addition, a copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Statement for the Annual Meeting.

The Company currently is not able to determine the date upon which it intends to begin mailing the Proxy Statement to stockholders and file the Proxy Statement with the Commission. However, the Company notes that it began mailing and filed its proxy statement for the Company's annual meeting held in 2007 on January 3, 2007. If the Proxy Statement is first mailed to stockholders and filed with the Commission on or about the same date in 2008, this letter setting forth the Company's reasons for omitting the Proposal will have been submitted 80 or more calendar days before such mailing and filing.

The Proposal

The Proponent requests that the Company include the Proposal in the Company's Proxy Statement for its Annual Meeting. The Proposal consists of a resolution which would read in its entirety as follows:

> Resolved: That the shareholders of Beazer Homes USA, Inc. ("Company") request that the Board of Directors prepare within 90 days of its annual meeting a report evaluating the Company's mortgage practices including the Company's potential losses or liabilities relating to its mortgage operations and/or those of any affiliates or subsidiaries and a discussion of the following:
>
> 1. The extent of the Company's mortgage originations in subprime, Alt-A, jumbo and "exotic" mortgages, including piggybacks/second mortgages, interest only loans, negative amortization loans, and low/no documentation loans, as well as what percentage of its mortgage originations may be classified as such mortgages;
>
> 2. Which of the Company's geographic markets are most reliant on mortgages listed in (1) above;
>
> 3. The identity of the purchasers that buy the Company's mortgage loans in the secondary market;
>
> 4. What percentage, if any, of the purchases discussed in (3) have Early Payment Default ("EPD") provisions attached which may require the Company to buy back loans as well as the time frame for those obligations; and

5. How many non-performing loans the Company expects it will have to repurchase during the current and upcoming fiscal year.

The report should be prepared annually at reasonable cost, omit proprietary information and be distributed in the manner deemed most efficient by the Company, including posting on its website.

Reasons for Omission of the Proposal

I. The Proposal concerns a matter dealing with the Company's ordinary business operations, and, therefore, may be excluded under Rule 14a-8(i)(7).

The disclosure in the Company's reports and proxy statements is regulated by the Act and the rules and regulations of the Commission thereunder. As disclosed in footnote 1 (an excerpt of which is attached hereto as Exhibit B-1) to the financial statements of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (the "2006 Form 10-K"), the Company provides mortgage origination services through its subsidiary Beazer Mortgage Corporation ("Beazer Mortgage"). The Company believes that its filings with the Commission include all other information with regard to Beazer Mortgage and its mortgage origination business required to be disclosed by the Act and the rules and regulations of the Commission thereunder.

The Proposal would require the Company to prepare on an annual basis a report "evaluating the Company's mortgage practices including the Company's potential losses or liabilities relating to its mortgage operations" and make certain enumerated disclosures related thereto.[1] Such disclosure is not required by the Act or the rules and regulations of the Commission thereunder. The Company believes that, once applicable regulatory requirements have been met, the determination of what additional information is to be disclosed and the format in which such information is to be disclosed is fundamentally a decision of ordinary business operations properly made by the Company's Board and management and not by its stockholders.

As has been publicly disclosed, the Audit Committee of the Company's Board of Directors is conducting an independent internal investigation into the Company's mortgage origination business and certain accounting and financial reporting matters. If, upon completion of such investigation, the Audit Committee determines that further disclosure regarding Beazer Mortgage and the Company's mortgage origination business is necessary or appropri-

---

1 The Company notes that the Proposal raises only disclosure issues. The Proposal does not raise any social or ethical issues that would not be subject to the ordinary business exclusion provided by Rule 14a-8(i)(7).

ate, then the Company will make such disclosure at such time. However, the Company believes that inclusion in the Proxy Statement of the Proposal, at a time when the Company's mortgage origination practices are under investigation by the Audit Committee, could result in the Company being required to make disclosures deemed unnecessary or inappropriate by such committee. Therefore, the Proposal deals with a matter relating to the Company's ordinary business operations and, as described below, the Company should be able to exclude it from the Proxy Statement in reliance upon Rule 14a-8(i)(7).

Rule 14a-8(i)(7) allows a company to omit a stockholder proposal that relates to the ordinary business operations of the company. The Staff has stated that one of the key policy considerations underlying the business operations exclusion provided by Rule 14a-8(i)(7) is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 28, 1998). The Staff has also taken the position that proposals may be excluded under Rule 14a-8(i)(7) based on "the general proposition that some proposals may intrude unduly on a company's 'ordinary business' operations by virtue of the level of detail that they seek." Release No. 34-40018 (May 28, 1998). More specifically, the Staff previously has examined the issue about whether a proposal by stockholders to prepare a special report is excludable and has stated, "[T]he staff will consider whether the subject matter of the special report ... involves a matter of ordinary business; where it does, the proposal will be excludable under [Rule 14a-8]." Release No. 34-20091 (August 16, 1983). The Staff has consistently applied these principles to allow companies to omit from their proxy statements stockholder proposals requiring companies to make disclosures to stockholders beyond applicable regulatory requirements and beyond what the Company's Board and management have determined is necessary and appropriate. See *General Electric Company* (January 28, 2003) (permitting exclusion of proposal seeking disclosure of the method of selecting independent auditors); *General Electric Company* (January 21, 2003) (permitting exclusion of proposal seeking disclosure in annual report of certain subsidiary information); *Refac* (March 27, 2002) (permitting exclusion of proposal requesting disclosure of shareholders of record for and results of voting at the company's annual meeting); *International Business Machines Corporation* (January 9, 2001) (permitting exclusion of proposal requesting, in part, that the company "provide transparent financial reporting of profit from real company operations"; reconsideration denied February 14, 2001); and *Conseco, Inc.* (April 18, 2000) (permitting exclusion of proposal requesting that "accounting methods and financial statements adequately report the risks of subprime lending").

For the reasons set forth above, the Company hereby requests a determination by the Staff that it will not recommend enforcement action to the Commission should the Company omit the Proposal from the Company's Proxy Statement pursuant to Rule 14a-8(i)(7).

II. The Proposal concerns a matter that is not relevant to the Company's operations, and, therefore, may be excluded under Rule 14a-8(i)(5).

Rule 14a-8(i)(5) allows a company to omit a stockholder proposal that relates to operations which account for less than 5% of the company's total assets as of the end of its most recent fiscal year and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.

A. The Company's Mortgage Origination Business Accounted for Less than 5% of the Company's Total Assets as of September 30, 2006 and Provided Less than 5% of the Company's Net Earnings and Gross Sales for Its Fiscal Year Ended 2006.

As shown in footnote 15 (an excerpt of which is attached hereto as Exhibit B-2) to the financial statements of the Company included in the Form 10-K, Beazer Mortgage, which as noted above conducts the Company's mortgage origination business, comprised $163,417,000 of $4,559,431,000, or 3.6%, of the Company's total assets as of September 30, 2006, contributed $4,453,000 of $388,761,000, or 1.1%, of the Company's net income for the fiscal year ended September 30, 2006 ("FY 2006") and contributed $54,344,000 of $5,462,003,000, or 1.0%, of the Company's revenues (which is the Company's term for gross sales) for FY 2006.[2]

B. The Proposal Is Not Otherwise Significantly Related to the Company's Business.

The Staff has generally interpreted the phrase "otherwise significantly related to the company's business" in Rule 14a-8(i)(5) to not allow companies to exclude from proxy statements proposals that raise "social or ethical issues," despite the fact that the subject matter of such issues does not meet or exceed the 5% thresholds described above. See Release No. 34-19135 (October 14, 1982). As described above, the Company's mortgage origination business does not meet or exceed the 5% of the thresholds set forth in Rule 14a-8(i)(5). Further, as noted above, the Proposal does not raise social or ethical issues related to the Company's business. Therefore, the Proposal is similar to other proposals allowed by the Staff to be excluded from proxy statements pursuant to Rule 14a-8(i)(5). See, e.g., *College Retirement Equities Fund* (May 3, 2004); *The Proctor & Gamble Company* (August 11, 2003); and *Hewlett-Packard Company* (January 7, 2003); and *The Walt Disney Company* (November 29, 2002).

---

2 The Company notes that it has disclosed in filings made with the Commission that its expected restatement of its financial statements will decrease net income for FY 2006. Although the Company is unable to quantify precisely the impact of the restatement on its previously issued financial statements, it does not believe that any such restatement would result in the percentages set forth above as of September 30, 2006 and for FY 2006 meeting or exceeding 5% thresholds set forth in Rule 14a-8(i)(5).

Even if the Proposal were deemed to implicate social or ethical issues, the Company does not believe that it is significantly related to the Company's business because it would require substantial additional disclosure regarding an insignificant portion of the Company's business. The Company's primary business is the construction and sale of homes. Indeed, the Company is one of the largest homebuilders in the United States and builds in dozens of markets in the Southeast, Mid-Atlantic, Midwest, West and Central United States. The origination of mortgages by Beazer Mortgage is ancillary to the Company's primary business and is offered only as a value-added feature for prospective purchasers of the Company's homes. Such purchasers have available numerous sources to finance their purchase of a home constructed by the Company other than the Company's mortgage origination services. Further, the Company believes that, if it were to discontinue its ancillary mortgage origination business, its primary business of constructing and selling homes would not be significantly affected.

For the reasons set forth above, the Company hereby requests a determination by the Staff that it will not recommend enforcement action to the Commission should the Company omit the Proposal from the Company's Proxy Statement pursuant to Rule 14a-8(i)(5).

Summary

For each of the reasons set forth above, the Company believes that it may omit the Proposal from the Proxy Statement for the Annual Meeting. The Company hereby requests a determination by the Staff that it will not recommend enforcement action to the Commission should the Company omit the Proposal from the Company's Proxy Statement.

Should the Staff disagree with the Company's reasons that it may omit the Proposal from the Proxy Statement, or should the Staff desire any additional information to support of the Company's positions set forth herein, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response to this letter.

[Remainder of this page intentionally left blank]

If you have any questions or comments regarding this request, please call the undersigned at (212) 701-3323.

Very truly yours,



John Schuster

cc: Mr. Michael J. Short
Secretary-Treasurer
Indiana State District Council of Laborers and HOD Carriers Pension Fund
P.O. Box 1587
Terre Haute, IN 47808-1587

Ms. Jennifer O'Dell
Assistant Director, LIUNA Corporate Affairs Department
Laborer's International Union of North America
905 16th Street, N.W.
Washington, DC 20006

Ms. Peggy Caldwell
Senior Vice President and Acting General Counsel
Beazer Homes
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

Ms. Leslie H. Kratcoski
Vice President, Investor Relations & Corporate Communications
Beazer Homes
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328



LABORERS' INTERNATIONAL UNION of NORTH AMERICA
905 16th Street N.W., Washington, D.C. 20006
Phone: (202) 737-8320 FAX: (202) 737-2754

TERENCE M. O'SULLIVAN
General President

ARMAND E. SABITONI
General Secretary-Treasurer

MICHAEL S. BEARSE
General Counsel

FAX TRANSMITTAL FORM

DATE: Aug 29 07

FAX NO: 770-350-4337

PAGES: 3 (including transmittal form)

TO: Ms. Peggy Caldwell

FROM: Jennifer O'Dell

SUBJ: Shareholder proposal

☒ For Your Information

☐ For Your Attention

☐ For Your Report

☐ For Your Comments

☐ For Your Recommendation

☒ As You Requested

As per our conversation.

The original of this FAXed document will be sent by:

☐ Ordinary Mail ☒ Overnight Mail

☐ This FAX will be the only form of delivery

INDIANA STATE DISTRICT COUNCIL OF LABORERS AND HOD CARRIERS PENSION FUND

P.O. Box 1587
Terre Haute, Indiana 47808-1587

Telephone 812-238-2551
Toll Free 800-962-3158
Fax 812-238-2553

Sent Via Fax 770-481-2841

August 27, 2007

Ms. Peggy J. Caldwell
Senior Vice President and Acting General Counsel
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

Dear Ms. Caldwell,

On behalf of the Indiana Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Beazer Homes USA, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 300 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell to the following address: Laborers' International Union of North America, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Michael J. Short
Secretary-Treasurer

cc: Jennifer O'Dell
Enclosure

Resolved: That the shareholders of Beazer Homes USA, Inc. ("Company") request that the Board of Directors prepare within 90 days of its annual meeting a report evaluating the Company's mortgage practices including the Company's potential losses or liabilities relating to its mortgage operations and/or those of any affiliates or subsidiaries and a discussion of the following:

1. The extent of the Company's mortgage originations in subprime, Alt-A, jumbo and "exotic" mortgages including piggybacks/second mortgages, interest only loans, negative amortization loans, and low/no documentation loans, as well as what percentage of its mortgage originations may be classified as such mortgages;

2. Which of the Company's geographic markets are most reliant on mortgages listed in (1) above;

3. The identity of the purchasers that buy the Company's mortgage loans in the secondary market;

4. What percentage, if any, of the purchases discussed in (3) have Early Payment Default ("EPD") provisions attached which may require the Company to buy back those loans as well as the time frame for those obligations; and

5. How many non-performing loans the Company expects it will have to repurchase during the current and upcoming fiscal year.

The report should be prepared annually at reasonable cost, omit proprietary information, and be distributed in the manner deemed most efficient by the Company, including posting on its website.

Supporting Statement

The homebuilding and mortgage industries in general and our Company in particular face extraordinary challenges at this time. In an article entitled "Feds are investigating homebuilder Beazer: Residential builder probed in connection with potential mortgage fraud," BusinessWeek online (March 28, 2007) the potential scope of our Company's problems is noted:

> ...Federal investigators have opened a broad criminal probe into lending practices, some financial transactions, and other dealings at Beazer Homes USA.
>
> Atlanta-based Beazer, the nation's sixth-largest residential homebuilder, rode high during the heyday of the housing boom — profiting from both selling the homes it constructed and often financing the buyers as well through a wholly owned mortgage arm. It's common in the industry, but Beazer may have pushed the bounds: The North Carolina field offices of the Federal Bureau of Investigation, the Internal Revenue Service, and the Justice Dept. have recently opened a joint investigation into the company over such matters. . . .

In a Form 8-K dated July 23, 2007, the Company disclosed that it is also the subject of a Securities and Exchange Commission formal investigation.

As these investigations are pending, the Company is also experiencing significant declines in revenue. The Company's most recent 10-Q disclosed that for the six months ended March 31, 2007, the Company's revenues declined 31.4%, from $2,374,707,000 to $1,629,309,000 from the same period in the prior year.

Unfortunately, the Company is not providing sufficient information on its mortgage practices for shareholders to adequately monitor risk. For these reasons, we urge shareholders to support our proposal.

Exhibit A-2



Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166-0387
314 418-2520 fax

Sent Via Fax 770-481-2841

August 30, 2007

Ms. Peggy J. Caldwell
Senior Vice President and Acting General Counsel
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

Dear Ms. Caldwell,

US Bank is the record holder for 300 shares of Beazer Homes USA, Inc. ("Company") common stock held for the benefit of the Indiana State District Council of Laborers and HOD Carriers Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Linda L. Lockwood
Senior Vice President

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Organization. Beazer Homes USA, Inc. is one of the ten largest homebuilders in the United States, based on number of homes closed. We design, sell and build primarily single-family homes in over 45 markets located in Arizona, California, Colorado, Delaware, Florida, Georgia, Indiana, Kentucky, Maryland, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Virginia and West Virginia. Through Beazer Mortgage Corporation, or Beazer Mortgage, we offer mortgage origination services to our homebuyers. Beazer Mortgage finances certain of our mortgage lending activities with borrowings under a warehouse line of credit or from general corporate funds prior to selling the loans and their servicing rights shortly after origination to third-party investors. In addition, we offer title insurance services to our homebuyers in many of our markets.

Presentation. The accompanying consolidated financial statements include the accounts of Beazer Homes USA, Inc. and our wholly owned subsidiaries. Intercompany balances have been eliminated in consolidation.

Cash and Cash Equivalents and Restricted Cash. We consider investments with maturities of three months or less when purchased to be cash equivalents. Restricted cash includes cash restricted by state law or a contractual requirement.

Accounts Receivable. Accounts receivable primarily consist of escrow deposits to be received from title companies associated with closed homes. Generally, we will receive cash from title companies within a few days of the home being closed.

Inventory. Owned inventory consists solely of residential real estate developments. Interest, real estate taxes and development costs are capitalized in inventory during the development and construction period. Construction and land costs are comprised of direct and allocated costs, including estimated future costs for warranties and amenities. Land, land improvements and other common costs are typically allocated to individual residential lots on a pro-rata basis, and the costs of residential lots are transferred to construction in progress when home contruction begins. Consolidated inventory not owned represents the fair value of land under option agreements consolidated pursuant to Financial Accounting Standards Board ("FASB") Interpretation No. 46 (Revised), *Consolidation of Variable Interest Entities*, an Interpretation of ARB No. 51 ("FIN 46R") or when our option deposits and preacquisition development costs exceed certain thresholds.

Residential Mortgage Loans Available-for-Sale. Residential mortgage loans available-for-sale are stated at the lower of aggregate cost or market value. Gains and losses from sales of mortgage loans are recognized when the loans are sold.

Investments in Unconsolidated Joint Ventures. We participate in a number of land development joint ventures in which we have less than a controlling interest. Our joint ventures are typically entered into with developers and other homebuilders to develop finished lots for sale to the joint venture's members and other third parties. We account for our interest in these joint ventures under the equity method. We recognize our share of profits from the sale of lots to other buyers. Our share of profits from lots we purchase from the joint ventures is deferred and treated as a reduction of the cost of the land purchased from the joint venture. Such profits are subsequently recognized at the time the home closes and title passes to the homebuyer. Our joint ventures typically obtain secured acquisition and development financing.

Property, Plant and Equipment. Property, plant and equipment is recorded at cost. Depreciation is computed on a straight-line basis at rates based on estimated useful lives as follows:

Buildings	15 – 30 years
Machinery and equipment	3 – 10 years
Information systems	5 years
Furniture and fixtures	3 – 7 years
Leasehold improvements	Lesser of the lease term or the estimated useful life of the asset

(b) Primarily consists of cash and cash equivalents, consolidated inventory not owned, deferred taxes, and capitalized interest and other corporate items that are not allocated to the segments.

(c) Segment assets as of both September 30, 2006 and 2005 include goodwill assigned from prior acquisitions as follows: $55.5 million in the West, $23.3 million in the Mid-Atlantic, $13.7 million in Florida, $17.6 million in the Southeast and $11.2 million in Other homebuilding. There was no change in goodwill from September 30, 2005 to September 30, 2006.

(15) Supplemental Guarantor Information

As discussed in Note 7, our obligations to pay principal, premium, if any, and interest under certain debt are guaranteed on a joint and several basis by substantially all of our subsidiaries. Certain of our title and warranty subsidiaries and Beazer Mortgage do not guarantee our Senior Notes or our Revolving Credit Facility. The guarantees are full and unconditional and the guarantor subsidiaries are 100% owned by Beazer Homes USA, Inc. We have determined that separate, full financial statements of the guarantors would not be material to investors and, accordingly, supplemental financial information for the guarantors is presented.

Beazer Homes USA, Inc.
Consolidating Balance Sheet
September 30, 2006
(in thousands)

	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Beazer Mortgage Corp.	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
ASSETS						
Cash and cash equivalents	$ 254,915	$ (105,158)	$ 5,664	$ 7,149	$ —	$ 162,570
Restricted cash	—	4,873	5,000	—	—	9,873
Accounts receivable	—	328,740	4,329	502	—	333,571
Owned inventory	—	3,048,891	—	—	—	3,048,891
Consolidated inventory not owned	—	471,441	—	—	—	471,441
Residential mortgage loans available-for-sale	—	—	92,157	—	—	92,157
Investment in and advances to unconsolidated joint ventures	3,093	119,706	—	—	—	122,799
Deferred tax assets	59,345	—	497	—	—	59,842
Property, plant and equipment, net	—	28,454	954	57	—	29,465
Goodwill	—	121,368	—	—	—	121,368
Investments in subsidiaries	1,829,969	—	—	—	(1,829,969)	—
Intercompany	1,250,702	(1,328,310)	52,397	25,211	—	—
Other assets	22,751	74,751	2,419	7,533	—	107,454
Total Assets	$ 3,420,775	$ 2,764,756	$ 163,417	$ 40,452	$ (1,829,969)	$ 4,559,431
LIABILITIES AND STOCKHOLDERS' EQUITY						
Trade accounts payable	$ —	$ 140,902	$ 132	$ 97	$ —	$ 141,131
Other liabilities	66,296	456,706	9,166	14,846	—	547,014
Intercompany	(1,959)	—	—	1,959	—	—
Obligations related to consolidated inventory not owned	—	330,703	—	—	—	330,703
Senior notes (net of discounts of $3,578)	1,551,422	—	—	—	—	1,551,422
Junior subordinated notes	103,093	—	—	—	—	103,093
Warehouse line	—	—	94,881	—	—	94,881
Other notes payable	—	89,264	—	—	—	89,264
Total Liabilities	1,718,852	1,017,575	104,179	16,902	—	2,857,508
Stockholders' Equity	1,701,923	1,747,181	59,238	23,550	(1,829,969)	1,701,923
Total Liabilities and Stockholders' Equity	$ 3,420,775	$ 2,764,756	$ 163,417	$ 40,452	$ (1,829,969)	$ 4,559,431

Beazer Homes USA, Inc.
Consolidating Statements of Income
(in thousands)

	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Beazer Mortgage Corp.	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
For the fiscal year ended September 30, 2006						
Total revenue	$ —	$5,418,189	$ 54,344	$ 9,080	$ (19,610)	$5,462,003
Home construction and land sales expenses	96,242	4,124,686	—	—	(19,610)	4,201,318
Gross profit	(96,242)	1,293,503	54,344	9,080	—	1,260,685
Selling, general and administrative expenses	—	602,578	44,093	2,339	—	649,010
Operating income	(96,242)	690,925	10,251	6,741	—	611,675
Equity in loss of unconsolidated joint ventures	—	(772)	—	—	—	(772)
Royalty and management fee expenses	—	3,098	(3,098)	—	—	—
Other income, net	—	2,311	—	—	—	2,311
Income before income taxes	(96,242)	695,562	7,153	6,741	—	613,214
Provision for income taxes	(36,332)	255,544	2,700	2,541	—	224,453
Equity in income of subsidiaries	448,671	—	—	—	(448,671)	—
Net income	$ 388,761	$ 440,018	$ 4,453	$ 4,200	$ (448,671)	$ 388,761
For the fiscal year ended September 30, 2005						
Total revenue	$ —	$4,949,699	$ 54,310	$ 7,621	$ (16,277)	$4,995,353
Home construction and land sales expenses	89,678	3,749,899	—	—	(16,277)	3,823,300
Gross profit	(89,678)	1,199,800	54,310	7,621	—	1,172,053
Selling, general and administrative expenses	—	521,639	38,683	1,868	(7,290)	554,900
Goodwill impairment	—	130,235	—	—	—	130,235
Operating income	(89,678)	547,926	15,627	5,753	7,290	486,918
Income before income taxes	—	5,021	—	—	—	5,021
Other income, net	—	7,395	—	—	—	7,395
Income before income taxes	(89,678)	560,342	15,627	5,753	7,290	499,334
Provision for income taxes	(33,732)	259,758	5,878	2,164	2,742	236,810
Equity in income of subsidiaries	318,470	—	—	—	(318,470)	—
Net income	$ 262,524	$ 300,584	$ 9,749	$ 3,589	$ (313,922)	$ 262,524
For the fiscal year ended September 30, 2004						
Total revenue	$ —	$3,899,971	$ —	$ 7,138	$ —	$3,907,109
Home construction and land sales expenses	76,035	3,023,697	—	—	—	3,099,732
Gross profit	(76,035)	876,274	—	7,138	—	807,377
Selling, general and administrative expenses	—	436,726		2,552	(9,836)	429,442
Operating income	(76,035)	439,548	—	4,586	9,836	377,935
Equity in income of unconsolidated joint ventures	—	1,561	—	—	—	1,561
Other income, net	—	7,079	—	—	—	7,079
Income before income taxes	(76,035)	448,188	—	4,586	9,836	386,575
Provision for income taxes	(29,654)	174,794	—	1,788	3,836	150,764
Equity in income of subsidiaries	282,192	—	—	—	(282,192)	—
Net income	$ 235,811	$ 273,394	$	2,798	$ (276,192)	$ 235,811

INDIANA STATE DISTRICT COUNCIL OF LABORERS AND HOD CARRIERS PENSION FUND

Telephone 812-238-2551
P.O. Box 1587 Toll Free 800-962-3158
Terre Haute, Indiana 47808-1587 Fax 812-238-2553

November 9, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Beazer Homes USA, Inc.'s Request for No-Action Advice Concerning the Indiana State District Council of Laborers and HOD Carriers Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Indiana State District Council of Laborers and HOD Carriers Pension Fund ("Fund") hereby submits this letter in reply to Beazer Homes USA, Inc.'s ("Beazer" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2008 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal concerns a matter that clearly transcends the Company's ordinary business operations so it is not excludable under Rule 14a-8(i)(7)

The Company first argues that the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company. The Company bears the burden of persuasion to show that such is the case – a burden we will show it fails to meet.

The Company states that a key policy consideration behind the ordinary business exclusion is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 28, 1998).

The Proposal requests that the Company's Board of Directors prepare a report evaluating the Company's mortgage operations in order to provide vital information to shareholders as they monitor their investment in Beazer as it confronts a crisis relating to its mortgage practices. None of the extraordinary challenges confronting Beazer today, nor the information we seek to elicit, can reasonably be construed as "ordinary business."



Consider the following:

- The *Wall Street Journal* reported on August 1, 2007:

  > **Shares of Beazer Homes USA Inc. lost as much as 40% Wednesday morning on talk that the company could be filing for bankruptcy**, but the home builder strong dismissed the rumors in a statement as 'scurrilous and unfounded.' (emphasis supplied)

- The closing price of Beazer's stock on Nov. 8, 2006, was $41.03. The closing price of Beazer's stock on Nov. 8, 2007, was $9.79.

- A Beazer News Release on July 26, 2007, noted:

  > As previously disclosed on March 29, 2007, **Beazer Homes received a subpoena from the United States Attorney's office in the Western District of North Carolina, seeking the production of documents focusing on the Company's mortgage origination services. On May 1, 2007 the Company received notice that the Securities and Exchange Commission had commenced an informal inquiry to determine whether any person or entity related to Beazer Homes had violated federal securities laws.** On July 20, 2007, the Company received a formal order of private investigation issued by the SEC in this matter. The Company intends to continue to fully cooperate with all related inquiries.
  >
  > Together with certain of its subsidiaries and current and former officers and directors, the Company has also been named as a defendant in several purported class action lawsuits.
  >
  > In response to these matters, **the Audit Committee of the Beazer Homes Board of Directors and its independent legal counsel and financial consultant launched an internal review of Beazer Homes' mortgage origination business and related matters.** The results of the ongoing review by the Audit Committee, the governmental investigations, or the pending lawsuits could result in the payment of criminal or civil fines, the imposition of an injunction on future conduct, the imposition of other penalties, or other consequences, including the Company adjusting the conduct of certain of its business operations and the timing and content of its existing and future public disclosures, **any of which could have a material adverse effect on the business, financial condition or results of operations of the Company.** (emphasis supplied)

- A Beazer News Release on October 11, 2007 ("Beazer Homes Announces Findings of Independent Audit Committee Investigation") stated:

  > Beazer Homes USA, Inc. (NYSE: BZH) (www.beazer.com) today announced interim findings from its Audit Committee's previously announced independent internal investigation into the Company's mortgage origination business and certain accounting and financial reporting matters.

> **The Audit Committee has determined that it will be necessary for the Company to restate its financial statements relating to fiscal years 2004 through 2006 and the interim periods of fiscal 2006 and fiscal 2007** (collectively the "restatement period"). **The restatement is also expected to impact the financial results for fiscal years 1999 through 2003** and the Company expects that it will reflect the impact of financial results for these prior years as a part of the opening balances in the financial statements for the restatement period.
>
> As described more fully below, the Company expects the restatement's cumulative impact will likely be an increase in net income, but will reflect an expected decrease in net income for the Company's 2006 fiscal year. Until the internal investigation is completed and the restatement is finalized, the Company is unable to quantify precisely the impact of the restatement on its previously issued financial statements. **As a result of the Audit Committee's findings, the Company's previously issued financial statements for the periods impacted by the restatement as described above and the related audit reports of the Company's independent registered public accounting firm should no longer be relied upon.**
>
> . . . .
>
> **The internal investigation found evidence that employees of the Company's Beazer Mortgage Corporation subsidiary violated certain U.S. Department of Housing and Urban Development ('HUD') regulations. . .** (emphasis supplied)

- In a Form 8-K filing submitted by Beazer on August 15, 2007, the Company reported:

> As previously disclosed in the Company's Form 12b-25 Notification of Late Filing filed with the Securities and Exchange Commission (the "SEC") on August 10, 2007, the Company has not yet filed with the SEC the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. The Company's delay in filing the Form 10-Q is the result of an independent internal investigation being conducted by the Audit Committee of the Beazer Homes Board of Directors into Beazer Homes' mortgage origination business, including, among other things, an investigation of certain evidence that the Company's subsidiary, Beazer Mortgage Corporation, violated U.S. Department of Housing and Urban Development ("HUD") regulations and may have violated certain other laws and regulations in connection with certain of its mortgage origination activities. The Audit Committee has retained independent legal counsel which, in turn, has retained independent forensic accountants, to assist with the investigation. During the course of the investigation, it was also discovered that the Company's former Chief Accounting Officer caused reserves and other accrued liabilities, relating primarily to land development costs and costs to complete houses, to have been recorded in prior accounting periods in excess of

> amounts that would have been appropriate under generally accepted accounting principles.

- In a Form 8-K filing submitted by Beazer on November 5, 2007, the Company reported:

> On November 5, 2007, the Company also announced that it has recently taken steps to further reduce its overall cost structure and improve operating efficiencies. **As a result, in October 2007, the Company further reduced overall headcount by approximately 650 positions, or 25%. Since peak headcount levels in March 2006, overall headcount has declined by over 50% through reductions in force and attrition.** The Company expects these headcount reductions to result in annualized cost savings of at least $30 million. In addition, the Company has reorganized accounting and back-office functions and is centralizing a number of marketing initiatives to achieve additional efficiencies.
>
> **The Company also announced that its Board of Directors has voted to suspend the Company's quarterly dividend of $0.10 per share.** The Board concluded that this action, which will allow the Company to conserve approximately $16 million of cash on an annual basis, is prudent in light of the continued deterioration in the housing market at this time. (emphasis supplied)

We respectfully submit that rumored bankruptcies, state and federal investigations, internal investigations, stock price drops of 40% in a morning, financial restatements covering multiple years, "headcount reductions" of more than 50%, suspension of dividends, and Company statements that its financial statements cannot be relied upon cannot reasonably be construed as matters of ordinary business.

We have noted above the extreme circumstances facing Beazer today. If state and federal investigations had not been commenced, it is unclear whether Beazer's Audit Committee would have begun an internal investigation. Shareholders are entitled to the type of information requested by the Proposal in order to monitor their investment. The Company should not be able to hide behind the assertion that recent events represent no more than "ordinary business." Such is clearly not the case.

In Staff Legal Bulletin No. 14A (July 12, 2002) it was noted:

> The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters.[]
>
> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the 'ordinary business' exclusion, we are modifying our treatment of proposals relating to this topic.[] . . . .

The analogy to the widespread debate surrounding equity-based compensation is apt. The subprime crisis that has engulfed the country and dominated news the last several months, as well as the severe economic and financial crisis that has ensued, certainly serves to elevate what admittedly once might have been a matter of ordinary business to anything but that today.

For these reasons, we submit that the Company has failed to satisfy its burden of persuasion under Rule 14a-8(i)(7) and the Proposal should be included in the Company's proxy statement.

The Company also fails to satisfy its burden under Rule 14a-8(i)(5) of proving that the Proposal concerns a matter not relevant to the Company's operations

First, we believe that this argument may be disposed of based on a single representation made in the Company's recent (Oct. 11, 2007) News Release, in which it noted:

> As a result of the Audit Committee's findings, the Company's previously issued financial statements for the periods impacted by the restatement as described above and the related audit reports of the Company's independent registered public accounting firm should no longer be relied upon.

Yet, the Company seeks to do exactly that: Rely on its financial statements to demonstrate its mortgage business is below a mandated threshold under Rule 14a-8(i)(5).
It should not be allowed to contravene its own advice when it serves its purpose. Beazer states its financial statements cannot be relied upon and the Staff should not rely upon them.

Although that is sufficient to rebut the Company's argument under (i)(5), we would also briefly note that we believe the above-quoted information concerning the enormous challenges confronting Beazer amply demonstrates that the Proposal is in fact "significantly related to the company's business." The Company finds itself in crisis today, in large part as a result of its mortgage operations.

Conclusion

For all these reasons we believe the company has failed to satisfy its burdens of persuasion under Rules 14a-8(i)(5) and (7) and its request should be denied. Should you wish to discuss this matter further, please contact Ms. Jennifer O'Dell, LIUNA's Assistant Director of Corporate Affairs at (202) 942-2359.

Sincerely,



Michael J. Short
Secretary-Treasurer

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 30, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Beazer Homes USA, Inc.
Incoming letter dated October 15, 2007

The proposal requests that the board prepare a report evaluating the company's mortgage practices, including the company's potential losses and liabilities relating to its mortgage operations.

We are unable to concur in your view that Beazer Homes USA may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that Beazer Homes USA may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to conclude that Beazer Homes USA has met its burden of establishing that Beazer Homes USA may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Beazer Homes USA may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Ted Yu
Special Counsel

END